June 12, 2006
Via Facsimile & EDGAR
Securities and Exchange Commission
Division of Corporation Finance
Station Place
100 F Street, N.E.
Washington, D.C. 20549
Attn: Sonia Barros, Esq.

Re:	The Immune Response Corporation
Amendment No. 1 to Registration Statement on Form S-1
Filed June 12, 2006
File No. 333-133210
Dear Ms. Barros:
     The Immune Response Corporation (the “Company”) has accepted the staff’s comment set forth in the April 26, 2006 letter of comment with regard to the Registration Statement referred to above, and has accordingly prepared and has filed herewith Amendment No. 1, which among other things has removed from registration the common shares underlying the STIC warrants.
     The Company, as required by Rule 461(a) under the Securities Act of 1933, as amended, hereby requests that the effective date for the Registration Statement, as amended and referred to above, be accelerated to 4:00 p.m. Eastern Time on June 12, 2006, or as soon thereafter as practicable.
     The Company acknowledges that: (i) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours, The Immune Response Corporation
By:	/s/ Michael K. Green
Michael K. Green, Chief Operating Officer and
Chief Financial Officer